FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 22 April 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






International Power led consortium agrees to acquire 40% of the Umm Al Nar power and water plant, UAE and also signs agreements to expand the plant and sell entire output to ADWEC under a 23-year agreement



(London - 22 April 2003) We are pleased to announce that a consortium led by International Power and including Tokyo Electric Power Company (TEPCO) and Mitsui & Co. Limited (Mitsui), has agreed to acquire a 40% equity interest in the Umm Al Nar water and power plant from the Abu Dhabi Electricity and Water Authority (ADWEA). The remaining 60% ownership interest in the plant will continue to be held indirectly by ADWEA. The consortium has also signed agreements to expand the plant and sell the entire power and water output to the Abu Dhabi Water and Electricity Company (ADWEC) under an approximate 23 year Power and Water Purchase Agreement (PWPA).

International Power will own 50% of the consortium investment vehicle, which equates to a 20% equity interest in the plant. International Power's equity investment will be a maximum of GBP56 million.

The plant will be operated and maintained by an operating company (which will be owned 70% by International Power and 30% by TEPCO) under a long-term Operation and Maintenance contract for the entire term of the PWPA.

"This agreement represents a very good opportunity for us to capitalise on our strengths in the region, through both the operation of existing plant and the development and construction of new plant," said David Crane, Chief Executive Officer of International Power. "We have been working closely with excellent partners, namely ADWEA, who are also our partner and customer at our other project in Abu Dhabi (Shuweihat S1), together with TEPCO and Mitsui, and we believe this project will be a great success," he added.

Financial Information:

The total project cost (comprising the cost of acquisition and the cost of the expansion project) is estimated at $2.1 billion (GBP1.4 billion), which is to be funded by a mix of non-recourse project finance debt, shareholder equity, and cash inflow from operating the existing plant. The mandated lead arrangers for this financing plan, which comprises both conventional long-term and short-term debt, include Bank of Tokyo Mitsubishi, HSBC, Gulf International Bank, ING, Sumitomo Mitsui Banking Corporation, West LB, National Bank of Abu Dhabi and First Gulf Bank.

Like the Shuweihat S1 project, which was the first power and water project to use a combined conventional and Islamic financing structure, this project will also be supported by an Islamic loan facility, which will be arranged by Abu Dhabi Islamic Bank. Financial close is expected in June 2003.

The consortium's total equity commitment to the project is estimated at a maximum of GBP112 million, which will be shared by the partners in ratio of their ownership interest. International Power owns 50% of the consortium investment company, TEPCO 35% and Mitsui 15%.

Audited information relating to the book value of existing plant, and past profits attributable to the asset being acquired is not available, as this acquisition is part of Abu Dhabi's power and water privatisation process.

About the Umm Al Nar Power and Water Plant and its Planned Extension:

Located close to Abu Dhabi city, the gas-fired Umm Al Nar plant has an installed capacity of 850 MW for power and is capable of producing 162 MIGD (Million Imperial Gallons per Day) of desalinated water.

Under the terms of the PWPA with ADWEC, the consortium will also develop a new gas fired power and water plant adjacent to the existing plant. This new facility will have an installed power and water capacity of 1,550 MW and 25 MIGD, respectively.

The engineering, procurement and construction contract for the new plant has been awarded to Mitsui, with Toshiba and Hitachi Zosen as principal sub-contractors for the power and water plant respectively. The new plant will be constructed using GE9FA turbines and Multi-stage Flash desalination technology. Construction will commence in the third quarter of 2003 and commercial operation is expected by mid-2006.

On completion of this new facility, seven of the existing (but relatively new) desalination units totalling 69.5 MIGD will be integrated with the new water plant, taking the total water capacity of the new plant to 94.5 MIGD. In mid-2008, the remaining existing water and power units will be handed back to ADWEA for decommissioning, leaving the final size of the Umm Al Nar plant at 1,550MW and 94.5 MIGD. For a two-year period when the new extension and the existing power and water plants are running concurrently, the total contracted capacity at the site will be 2,200 MW power and 143 MIGD water.

The Power and Water Purchase Agreement (PWPA):

The consortium is pleased to have signed an approximate 23-year 'take-or-pay' Power and Water Purchase Agreement with ADWEC. This contract, which will cover 805 MW and 157 MIGD of the existing Umm Al Nar plant, will take effect on completion of acquisition. Under the terms of the contract, ADWEC will also purchase the entire output from the new plant when it reaches commercial operation.

As per the terms of the PWPA, fuel will be procured and paid for by ADWEC.

This acquisition is anticipated to reach completion by June 2003 and is expected to be immediately earnings accretive for International Power.

For further information please contact: -

Media contact:

Aarti Singhal

+44 (0) 7989 492 447

+44 (0)207-320-8681


Investor contact:

Grant Jones

+ 44 (0)207-320-8619


About International Power:

International Power plc is a leading independent electricity generating company with 10,890MW (net) in operation and 300MW (net) under construction. Among the countries where International Power has facilities in operation or under construction are Australia, the United States, the United Kingdom, the Czech Republic, the UAE, Portugal, Turkey, Malaysia, Pakistan, and Thailand. International Power was created from the de-merger of National Power, and its shares began trading independently on the London Stock Exchange and as ADRs on the New York Stock Exchange on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".

                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary